SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Resignation of the CEO of the Telecom Argentina Group

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, July 31, 2014

Comisión Nacional de Valores

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing you as Chairman of Telecom Argentina S.A (the ‘Company’), in order to inform that today Mr. Stefano De Angelis sent a letter to the Board of Directors of the Company to notify that he has decided to accept a proposal to assume management functions in Telecom Italia S.p.A and therefore he renders his resignation as Chief Executive Officer (CEO) of Telecom Argentina Group effective as of August 13th, 2014.

The Board of Directors of the Company will consider Mr. De Angelis´ resignation in a meeting to be held on that date.

Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 31, 2014	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman